DOMAIN NAME ASSIGNMENT AGREEMENT

WHEREAS Healthscape, Inc., a Delaware corporation with a mailing address in care of Penne Stockinger, 345 Greenoaks Drive, Atherton, CA 94027 ("Transferor"), adopted, used and registered with Network Solutions, Inc. ("NSI") the domain name Healthscape.com (the "Domain Name");

and

WHEREAS VirtualSellers.com, Inc., a Canadian corporation having a principal place of business at Suite 1000, 120 North LaSalle Street, Chicago Illinois 60602 ("Transferee"), is desirous of acquiring the Domain Name and the registration therefor;

NOW THEREFORE, FOR GOOD AND VALUABLE CONSIDERATION, RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED, Transferor hereby transfers and assigns to Transferee all of Transferor's right, title and interest in and to the Domain Name and the registration therefor.

FURTHERMORE, Transferor and Transferee agree as follows:

1. Transferor agrees to cooperate with Transferee and to follow Transferee's instructions in order to effectuate the transfer of the Domain Name registration in a timely manner. Specifically, Transferor agrees to prepare and transmit the necessary Registrant Name Change Agreements and/or to correspond with NSI to authorize transfer of the Domain Names.

2. Transferor warrants and represents that:

(a) Transferor has unencumbered rights in the Domain Names;

(b) Transferor properly registered the Domain Names with NSI without committing fraud or misrepresentation;

(c) Transferor has the authority to transfer the Domain Names;

(d) Transferor has not received any claim from a third party that the use of the Domain Names violates the rights of such third party;

(e) Transferor has not used the Domain Names for any illegal purpose; and

(f) to the best of Transferor's knowledge, the use of the Domain Names does not infringe the rights of any third party in any jurisdiction.

3. This Agreement is governed by the internal substantive laws of the State of Illinois. If any provision of this agreement is found to be invalid by any court having competent jurisdiction, the invalidity of such provision shall not affect the validity of the remaining provisions of this agreement, which shall remain in full force and effect. No waiver of any term of this agreement shall be deemed a further or continuing waiver of such term or any other term. This Agreement constitutes the entire agreement between the Transferor and Transferee with respect to this transaction. Any changes to this Agreement must be made in writing, signed by an authorized representative of both parties. This Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

IN WITNESS WHEREOF, Transferor and Transferee have caused this document to be executed by their authorized officers on the date(s) indicated below.

HEALTHSCAPE, INC., a dissolved Delaware corporation

By /s/ Penne Stockinger
Penne Stockinger, President
Date: June 26, 2001

Transferee

By /s/ signed
Name R.E. Watson
Title President/CEO
Date 6/26/2001